UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November], 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ( ✓ )            No            Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )            No  ( ✓ )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 14, 2005. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE THIRD QUARTER RESULTS FOR FISICAL YEAR 2005

Seoul, Korea, November 14, 2005 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the nine months ended September 30, 2005

The Company reported total revenues of 68,214 million won for the third quarter of 2005, increased by 60.8 percent from total revenues of 42,410 million won for the third quarter of 2004. And, gross profit for the third quarter of 2005 was 13,234 million won increased by 37.7 percent from gross profit of 9,608 million won for the third quarter of 2004. Mirae accounted 787 million won of operating profit that improved its operating income by 123.5 percent from 3,342 million of operating loss for the third quarter of 2004. Moreover, Mirae accounted 11,651 million won of ordinary profit and net profit, respectively, for the third quarter of the fiscal year 2005; whereas, ordinary loss and net loss of 4,398 million won for the third quarter of the fiscal year 2004.

[Table 1.] Summary of Operating Results of FY 2005 3Q vs. FY 2004 3Q

(Unit: in million Korean won, %)

Category	FY 2005 3Q	FY 2004 3Q	% Change	Comment
Revenues	68,214	42,410	+60.8
Gross profit	13,234	9,608	+37.7
Operating income (loss)	787	(3,342)	+123.5	Turnover Operating profit
Ordinary income (loss)	11,651	(4,398)		Turnover Ordinary profit
Net income (loss)	11,651	(4,398)		Turnover Net profit

Total revenues increased for the third quarter of 2005 greatly, and operating income increased by 123.5%. The good news widespread with booming semiconductor industry , the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and its profit margin. Mirae has seen the signal of improvement, especially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2005 3Q	FY 2004 3Q
Asia	13.6	18.5
Europe	5.9	5.8
US	20.7	18.9
Overseas Total	40.2	43.2
Domestic	59.8	56.8
Total	100.0	100.0

Each division fully portrays its figures for the third quarter of 2005 as follows. Automated Test Equipment Division (former Semiconductor Equipment Division) distributed sales of 32,308million won, or 33.1 percent increase, for the third quarter of 2005 from 24,273 million won for the same period of 2004. The semiconductor equipment industry is expected to grow continuously in this year; and we hope that our ATE sales show its growth accordingly. SMD Placement System Division (SMT) generated revenues of 25,876 million won for the third quarter of 2005, increased by 57.5 percent from 16,432 million won for the third quarter of 2004. Sales portion by Automated Test Equipment Division, SMD placement systems Division and Other Division are 47.4 percent, 37.9 percent and 14.7 percent, respectively, for the third quarter of 2005.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2005 3Q	FY 2004 3Q	% Change
ATE Division	32,308	24,273	+33.1
SMT Division	25.876	16,432	+57.5
Other	10,030	1,705	+488.2
Total	68,214	42,410	+60.8

Highlights of FY 2005 3Q

January 19, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee

After the change: Hyung-Yun Lee and Soon-Do Kwon

•	Decision on disposal of building and land of Research and Development Center at Gyeonggi-do.

Amount of disposal (KRW): 24,000,000,000

Purpose of disposal: Corporate restructuring by selling unprofitable fixed asset

January 24, 2005

•	Decision on disposal of Bundang building at Gyenggi-do Seongnam City.

Amount of disposal (KRW): 11,550,000,000

Comparison to total amount of assets (%): 5.9

Purpose of disposal: Concentrate on core business by selling unprofitable fixed asset

January 27, 2005

•	Disposal of equity in Softforum Co.,Ltd.

Amount of disposal (KRW): 9,010,000,000

Number of shares to be disposed: 2,726,800

Number of shares held after disposal: 602,040

Shareholding ratio after disposal (%): 7.5

February 15, 2005

•	Sales or profit and loss change over 30% FY 2004

Major reason of sales or profit and loss change: Decrease of sales revenue and increase of bad debt expense due to the stagnation of semiconductor industry.

February 18, 2005

•	Change of representative director

Before the change: Hyung-Yun Lee and Soon-Do Kwon

After the change: Soon-Do Kwon

Reason of change: Hyung-Yun Lee resigned his position as a representative director

February 28, 2005

•	Decision on calling the 14th Annual Shareholder’s Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004.

•	Partial amendment to articles of incorporation.

•	Appointment of New outside directors who become members of audit committee

•	Approval of the ceiling amount of the Remuneration for Directors

March 18, 2005

•	Result of the 14th Annual Shareholders’ Meeting

•	Approval of Balance sheet, Income statement and Statement of loss disposition for the fiscal year 2004. → Resolved as proposed

•	Partial amendment to articles of incorporation. → Resolved as proposed

•	Appointment of New outside directors who become members of audit committee. → Resolved as proposed

•	Approval of the ceiling amount of the Remuneration for Directors → Resolved as proposed

March 24, 2005

•	Disaffiliation of affiliated company, SoftForum Co., Ltd.

March 28, 2005

•	Cancellation of Stock Option Granted

Number of grantees cancelled: 19 persons

Number of common shares cancelled: 1,271,669

Reason for cancellation: voluntary resignation

April 26, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,485,139,895

May 25, 2005

•	Provision of collateral for CyberBank Corporation

Accumulated amount of collateral in the current fiscal year (KRW): 15,000,000,000

June 22, 2005

•	Disaffiliation of affiliated company, Mirae America Inc.

June 29, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 2,231,502,888

July 4, 2005

•	Equity Investment in Mirae Online Co.,Ltd.

Investment Amount (KRW): 2,000,000,000

Object of Investment: 400,000 of Common Stocks

July 4, 2005

•	Disposal of treasury stock

Purpose of disposal: To pay bonus to employees

Number of Shares to be disposed: 666,800 Common Shares

July 4, 2005

•	Product and service transaction with CyberBank Corporation by means of Original Equipment Manufacturing

Transaction amount (KRW): 4,928,000,000

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,346,500,000

September 22, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 1,200,000,000

September 22, 2005

•	Cancellation of Stock Option granted

Number of grantees cancelled: 13 persons

Number of common shares cancelled: 471,177

Reason for cancellation: voluntary resignation

October 18, 2005

•	Mirae Corporation filed its annual report for the fiscal year ended December 31, 2004. Pursuant to certain comments received from United States Securities and Exchange Commission (the “SEC”) with respect to Mirae’s financial statements and the related notes contained in the 2004 20-F. The principal matter relates to consolidation of Cyber Bank Corporation, an affiliate of Mirae, in its Financial Statements pursuant to the requirements under FIN 46(R). Mirae is currently in the process of restating the Financial Statements and intends to file an amendment to the 2004 20-F, including the restated Financial Statements, as soon as practicable, but in no event later than November 30, 2005.

October 21, 2005

•	Product and service transaction with CyberBank Corporation

Transaction amount (KRW): 3,795,000,000

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the third quarter of 2004, have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems. The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 3Q	FY 2004
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS :
Cash and cash equivalents	8,187	14,636
Short-term financial instruments	45,739	33,682
Marketable securities	523	148
Accounts receivable - trade, net	42,860	26,203
Short-term loan	647	88
Accounts receivable - other	3,725	3,750
Inventories	18,763	25,998
Accrued interest income	818	478
Advance payments and others	3,123	686
Prepaid income taxes	154	149

Total Current Assets	124,539	105,818

NON-CURRENT ASSETS :
Property, plant and equipment - net	46,044	74,472
Intangible assets - net	14,867	8,326
Investment securities	6,325	14,988
Long-term and restricted bank deposits	665	659
Guarantee deposits, net	4,691	4,552
Long-term receivables	1,839	3,109
Long-term loans and other	1,167	1,824

Total Non-Current Assets	75,598	107,930

TOTAL ASSETS	200,137	213,748

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

SEPTEMBER 30, 2005

DECEMBER 31, 2004

(In millions of Korean won)

	FY 2005 3Q	FY 2004
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES :
Accounts payable - trade	7,324	9,345
Short-term borrowings	30,894	35,796
Accounts payable - other	1,143	1,707
Advance receipts from customers	118	1,207
Withholdings	385	279
Accrued expenses and other	1,354	1,810
Short-term guarantee deposits received	15	183
Current long-term liability	—	2,237
Forward on Foreign Currency	18	—
Allowance for guarantee deposited and others	18,813	15,810

Total Current Liabilities	60,064	68,374

LONG-TERM LIABILITIES :
Long-term borrowings	6,375	10,238
Convertible Bond	3,154	3,009
Long-term guarantee deposits received	108	3,381
Accrued severance indemnities, net	2,075	2,429

Total Long-term Liabilities	11,712	19,057

Total Liabilities	71,776	87,431

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 179 million shares as of September 30,2005 and 2004, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Other Capital Surplus	132	—
Retained earnings(Accumulated deficit) :
Unappropriated	(17,994)	(29,645)
Capital adjustments :
Treasury stock	(2,379)	(4,344)
Variable capital using equity method	(848)	10,988
Gain on valuation of investment securities	1,524	—
Loss on disposition of treasury stock	(1,445)	—
Additional paid-in capital - employee stock options	1,568	1,515

Total Shareholders’ Equity	128,361	126,317

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	200,137	213,748

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(In millions of Korean won, except per share data)

	FY 2005 3Q	FY 2004 3Q
	(Unaudited)	(Unaudited)
REVENUES	68,214	42,410
COST OF SALES	54,980	32,801

GROSS PROFIT	13,234	9,608
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	12,447	12,950

OPERATING INCOME (LOSS)	787	(3,342)

OTHER INCOMES	25,452	3,182
OTHER EXPENSES	14,588	4,238

ORDINARY PROFIT (LOSS)	11,651	(4,398)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	11,651	(4,398)

NET INCOME(LOSS) PER SHARE (In Korean won)	65	(25)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(In millions of Korean won)

	FY 2005 3Q	FY 2004 3Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	11,651	(4,398)

Expenses not involving cash payments :
Provision for severance indemnities	757	1,130
Depreciation and amortization	3,362	2,994
Allowance for bad debts	933	1,270
Loss from depreciation of intangible assets and others	6,899	721
Foreign currency translation loss	—	470
Loss from valuation of short-term securities	2	2
Loss from disposal of tangible asset	4,724	—
Loss from disposal and valuation of investment securities	—	2
Equity in losses of affiliate	1,075	585
Loss on disposition of short-term securities	—	174
Loss on disposition of available-for sale securities	—	2
Expense from A/S	1,044	—
Loss on valuation of Forward on Foreign Currency	18
Cost of interest	145
Compensation cost related to stock options	184	570
Others	—	186

Sub-total	19,143	8,106
Income not involving cash receipts :
Foreign currency translation gain	(14)	(294)
Recapture of present value discount account	(128)	(209)
Gain on disposal and valuation of marketable securities	(127)	(509)
Gain on disposal of tangible assets	(11,889)	(12)
Gain on disposition of investment securities	(9,599)	0
Gain on forward foreign exchange valuation	0	(129)

Sub-total	(21,757)	(1,153)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(In millions of Korean won)

	FY 2005 3Q	FY 2004 3Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	(16,463)	(365)
Accounts receivable - other	(3,472)	(2,641)
Accrued income	(340)	(296)
Advance payments	(3,695)	1,589
Prepaid expenses	45	22
Prepaid income tax	(4)	182
Inventories	7,235	(8,798)
Accounts payable - trade	(2,021)	595
Accounts payable - other	(564)	(115)
Advance receipts from customers	(1,089)	1,041
Withholdings	105	158
Accrued expenses	(457)	24
Unearned income	—	—
Loss from construction warranty	(365)
Other current liabilities	—	—
Severance indemnity payments	(1,112)	(875)

Sub-total	(22,197)	(9,479)

	(13,160)	(6,924)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	30,482	6,870
Decrease in short-term loans	116	177
Decrease in investment securities	—	52,299
Proceeds from disposal of investment securities by equity	9,010	—
Proceeds from disposal of investment securities	—	—
Decrease in long-term loans	668	766
Decrease in long-term account receivables	2,060	1,000
Decrease in guarantee deposits	108	391
Proceeds from disposal of property, plant and equipment	16,555	72
Proceeds from disposal of landed property	18,474	—
Guarantee deposits received	—	58
Increase in Long term guarantee deposits	108	1,037

	77,581	62,670

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(In millions of Korean won)

	FY 2005 3Q	FY 2004 3Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in investment securities	246	32,262
Increase in short-term loans	512	166
Increase in long-term financial instruments	6	8
Acquisition of investment securities by equity method	2,000	1,200
Increase in long-term loans	10	153
Increase in guarantee deposits	246	2,679
Acquisition of property, plant and equipment	726	1,398
Increase in construction in-progress	2,068	5,145
Acquisition of other tangible assets	603	1,197
Acquisition of industrial rights	1,189	377
Increase in research and development cost	6,175	4,981
Decrease in guarantee deposits	171	50
Decrease in Long term guarantee deposits	3,377	246
Increase in short-term financial instruments	42,539	19,449

	59,868	69,311

CASH FLOWS FROM FINANCING ACTIVITIES :
Cash in flows from financing activities :
Issuance of common shares	—	—
Increase in short-term borrowings	46,549	27,730
Increase in long-term borrowings	1,200	3,500

Sub total	47,749	31,230

Cash out flows from financing activities :
Decrease in short-term borrowings	(51,222)	(29,963)
Decrease in long-term borrowings	(5,292)	—
Decrease in current maturities of long-term liabilities	(2,237)	(1,239)

Sub total	(58,751)	(31,202)

	(11,002)	28

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,449)	(13,538)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	14,636	19,727

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8,187	6,189

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team